Other Matters to be Disclosed: Dividend payment and changes to our 2005 operation targets
1. During the third quarter preliminary earnings conference call held on November 3, 2005, we announced that the 2005 year-end regular dividend is scheduled to be KRW 2,000 per share.

2. We adjusted our target operating profit and EBITDA (operating profit + depreciation) for the year 2005 as Won 1.6 trillion (Won 1.8 trillion prior to the adjustment) and 3.8 trillion (Before 4.1 trillion), respectively.